SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Jan 7, 2015

KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Decision to merge

1. Method of Merger			KT Corporation (the Surviving company) to merge KT media hub Corporation in the form of a small-scale merger

2. Purpose of Merger			To enhance shareholders’ value by increasing management efficiency and promoting synergy effect among KT’s existing businesses

3. Merger Ratio			KT Corporation : KT media hub Corporation = 1.0000000 : 0.0000000

4. Basis for Merger Ratio Calculation			KT Corporation (the Surviving Company) will not issue any new stocks, thus the merger ratio is calculated 1:0, as KT Corporation owns 100% shares of KT media hub Corporation

5. Specification and the Number of new shares		Common shares	-
		Other shares	-

6. Company to be merged	Name of the Company		KT media hub Corporation
	Main Business		Portal and Internet information intermediary service, New media business
	Relationship with the Merging Company		Subsidiary
	Financial performance of the most recent business year (KRW million)	Total assets	184,702	Capital stock	5,000
		Total liabilities	81,924	Revenue	304,690
		Total stockholders’ equity	102,778	Net income	20,800

7. Newly Established Merged Company	Name of the Company		-
	Financial Details at the time of Establishment (KRW million)	Total assets	-	Total liabilities	-
		Total stockholders’ equity	-	Capital stock	-
			-	Current Standard
	Financial performance of the new business division (KRW million)		-
	Main Business		-
	Application for re-listing		NA

8. Schedule of Merger	Date of Shareholders’ Meeting		-
	Duration of submitting old shares	Start Date	-
		Close Date	-
	Duration of registry closure	Start Date	-
		Close Date	-
	Duration of submitting objection by creditors	Start Date	2015/02/25
		Close Date	2015/03/25
	Date of Merger		2015/03/31
	Date of Merger Registration		2015/04/02
	Date of transfer of new shares		-
	Date of listing of new shares		-

9. Criteria of Back Door Listing			NA

10. Criteria of Back Door Listing of Other Companies		NA

11. Details of Appraisal Right		As KT Corporation will execute this merger as a Small-Scale Merger pursuant to Article 527-3 of the Korean Commercial Act, the appraisal rights of shareholders of KT Corporation will not be recognized

12. Date of Resolution by Board of Directors		2015/01/06

• Attendance of Outside Directors	Present		8
	Absent		-

• Attendance of Auditors (Auditors who are not Outside Directors)		-

13. Additional Information to Consider in Making an Investment Decision

A. As KT Corporation, the Surviving Company, will execute this Small-Scale Merger pursuant to Article 527-3 of the Korean Commercial Act, the approval of the general shareholders’ meeting of the company will be replaced by the approval of the board of directors.

B. According to Clause 4 of Article 527-3 of the Korean Commercial Act, if any shareholders who own no less than 20/100 of the total issued shares of the Surviving Company notify the company of their intention of dissenting from the merger in writing within two (2) weeks after the date of public announcement of the merger, the merger shall not be effected as a Small-Scale Merger.

C. Item 6. “The Company to be merged” above and its financial performance is based on FY2013 separate financial statements prepared in accordance with K-IFRS.

D. From the date of merger agreement to the date of the merger (or the date specified in the Merger contract), the Merger contract is subject to change by mutual agreement between parties of contract under the following conditions; consultations or requests from related authorities, unexpected natural disaster, sudden changes of economic situation, material changes of management condition, or any other changes that may require alteration of the Merger contract.

E. Schedules of Merger

•	Date of resolution by the Board of Directors for the decision of the merger : 2015/01/07

•	Announcement of shareholder registry closure : 2015/01/20

•	Date of merger agreement : 2015/01/26

•	Record Date of confirming shareholders that are entitled to exercise their rights to dissent from the merger : 2015/02/05

•	Announcement of Small-Scale Merger : 2015/02/09

•	Duration of registry closure : 2015/02/06 ~ 2015/02/13

•	Duration of notification of dissent from the merger by shareholders : 2015/02/09 ~ 2014/02/23

•	Date of resolution by the Board of Directors for the approval of the merger : 2015/02/24

•	Date of announcement of submitting objections by creditors : 2015/02/25

•	Duration of submitting objections by creditors : 2015/02/25 ~ 2015/03/25

•	Record date of the merger : 2015/03/31

•	Date of resolution by Board of Directors for the announcement of Merger Completion : 2015/04/01

•	Announcement of Completion of Merger : 2015/04/02

•	Date of registration of Merger : 2015/04/02

F. The above schedule is currently anticipated as of the day of fair disclosure, and the Schedule of Merger is subject to change due to consultations and approval process from the related authorities.